
02003410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
WASH. D.C. SECTION
143

SEC FILE NUMBER
8- 12893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LYNCH, JONES & RYAN, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE, 11th Floor
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT D. VANLANGEN (212) 310-4521
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS		NEW YORK, NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT D. VANLANGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LYNCH, JONES & RYAN, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DAWN VOLPONI
Notary Public, State of New York
No. 01VO6042225
Qualified in Queens County
Commission Expires May 22, 2002



Signature

Managing Director/CFO/CAO

Title

Dawn Volponi

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lynch, Jones & Ryan, Inc.

(a wholly owned subsidiary of Instinet Corporation)
Statement of Financial Condition
December 31, 2001



SEC MAIL PROCESSING
RECEIVED
MAR 0 4 2002
143
WASH., D.C.
SECTION



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Lynch, Jones & Ryan, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Lynch, Jones & Ryan, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 22, 2002, except for Note 12,
as to which the date is February 20, 2002

Lynch, Jones & Ryan, Inc.
(a wholly owned subsidiary of Instinet Corporation)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 21,765,737
US Government obligations, at market value	13,631,495
Receivable from broker-dealers	9,121,239
Deferred research service charges	3,621,332
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,762,541)	960,375
Other assets	701,475
Total assets	$ 49,801,653
Liabilities and Stockholder's Equity	
Accrued research services	$ 24,842,414
Payable to affiliates	5,308,818
Payable to broker-dealers	252,118
Accrued compensation, accrued expenses and other liabilities	6,923,989
Total liabilities	37,327,339
Stockholder's Equity	
Common stock, par value $1.00 per share,1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	6,442,618
Retained earnings	6,030,696
Total stockholder's equity	12,474,314
Total liabilities and stockholder's equity	$ 49,801,653

The accompanying footnotes are an integral part of this financial statement.

1. Nature of Business

Lynch, Jones & Ryan, Inc. (the "Company'), a Delaware corporation, is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Instinet Corporation, which is a wholly owned subsidiary of Instinet Global Holdings, Inc. ("IGHI"), which is a wholly owned subsidiary of Instinet Group Incorporated ("Instinet"), who is ultimately majority owned by Reuters Group PLC ("Reuters"). The Company provides specialized brokerage, research and commission recapture services to pension plan sponsors and money managers. The Company clears its brokerage transactions on a fully disclosed basis with other broker-dealers. The Company's operations are conducted principally in New York.

2. Summary of Significant Accounting Policies

Security transactions are recorded on the statement of financial condition on a trade date basis.

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization which are generally provided on a straight-line basis over the estimated useful life of the asset or remaining life of the lease, which ever is less.

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Receivable From and Payable to Brokers-Dealers

Receivables from broker-dealers primarily consist of commission receivable from the Company's clearing brokers including various foreign correspondent brokers. Payable to broker-dealers primarily consists of floor brokerage fees incurred by the Company in the execution of securities transactions.

4. Related Party Transactions

Substantially all employees of the Company participate in the Instinet stock option plan and in various Reuters retirement plans which were adopted in February 2000.

Instinet Clearing Services, Inc., an affiliate, is the Company's clearing broker.

Pursuant to the Stock Purchase Agreement, the Company entered into administrative services and brokerage service agreements with Harborview, LLC ("Harborview"). Under these agreements, the Company provides various administrative and management services to Harborview and in return, Harborview provides brokerage services to the Company. The agreements provide for receipt of the administrative services fee calculated as 3.5% of Harborview's revenue and payment of the brokerage services fee calculated as 105% of Harborview's total fixed costs, as defined.

Pursuant to an operating agreement, Instinet Corporation provides the Company with certain operational, management and administrative personnel, facilities, and other services necessary to conduct its securities-processing business.

5. Commitments

The Company leases office space under a 20-year lease agreement, with the right to terminate after 15 years. At December 31, 2001, future minimum rentals commitments under this lease, which expires in 2013, are as follows:

Year ending December 31,	Minimum Rentals
2002	$ 741,000
2003	767,000
2004	803,000
2005	803,000
Thereafter	6,574,000
	$ 9,688,000

During April 2001, the Company relocated to Reuters' office space. On June 21, 2001, the Company entered into an agreement to sublease this office space for the remaining term of the original lease. The sublesee will occupy this space and start paying rent in January 2002.

6. Income Taxes

The Company, together with Instinet and its subsidiaries in the U.S., files a consolidated federal income tax return. The Company pays or recovers from Instinet Corporation the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with Instinet. The Company recognizes deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

The Company determined that no valuation allowance against the deferred tax asset at December 31, 2001 was necessary as management believes that it is more likely than not that the tax assets will be realized. At December 31, 2001, the deferred tax asset of $381,000 was included in other assets.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature and bear interest as current market rates.

8. Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $250,000.

The Company has net capital of $5,538,876 at December 31, 2001, which was in excess of the required net capital by $5,288,876.

9. Reserve Requirements

The Company has established a special reserve account for the exclusive benefit of customers in accordance with an agreement with the National Association of Securities Dealers, Inc. The agreement states that the Company, on a monthly basis, will maintain a balance greater than the balance payable to commission recapture clients. At December 31, 2001, the Company has deposited cash of approximately $1,606,000 and qualified securities of approximately $10,974,000 with a total value equal to approximately $12,580,000.

10. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is exposed to credit risk from third parties that owe the Company money, securities or other obligations. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these open transactions can increase the Company's credit risk. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels, as appropriate.

11. Cash Dividend

For the year ended December 31, 2001, the Board of Directors authorized and the Company paid a cash dividend to Instinet in the amount of $3,000,000.

12. Subsequent Event

On February 20, 2002, the Board of Directors approved and the Company paid a cash dividend to Instinet in the amount of $2,000,000.